UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES FINANCIAL LEASE CONTRACT BETWEEN MECHELTRANS AND GAZPROMBANK
LEASING
Moscow, Russia – March 22, 2010. – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces financial lease contract signing between its Mecheltrans OOO subsidiary and Gazprombank Leasing CJSC.
Mecheltrans OOO and Gazprombank Leasing CJSC signed financial lease contract to lease out railcars to Mecheltrans. The contract’s total value is 1.26 billion rubles (approximately US$ 43.1 million)*. According to the contract Gazprombank
Leasing ZAO, an authorized company that implements Gazprombank’s leasing projects, plans to lease out about 450 railcars manufactured by Novokuznetsk
Railcars Construction Plant during the first and second quarters of 2010.
Mecheltrans OOO is Mechel Group’s integrated transport operator. Currently
Mecheltrans provides freight forwarding of not less than 35 mln tonnes of cargo per year. Mechel’s products are transported by the operator to Russia, CIS as well as to far-abroad countries. Exports are arranged for Europe, Middle East and Asia-Pacific Region. The majority of the cargo goes through land border-crossings to China, Ukraine, Slovakia, Romania, Bosnia and Herzegovina.
In 2007 Mecheltrans was officially awarded as the best Russian rolling stock operator.
Alexander Starodubov, Mecheltrans OOO Chief Executive Officer, commented on the event:
“Mecheltrans’ rolling stock fleet will be increased by 12% due to the purchase of 450 railcars through financial leasing. The increase of leasing rolling stock fleet, which in future will pass into our ownership, will allow the company to significantly cut shipping costs. The additional railcars will be engaged in transportation of raw materials, semi-finished goods and finished products between Mechel’s subsidiaries. It is supposed to ship about 1 mln tonnes of cargo per year in these railcars”.
* According to the Russian Central Bank exchange rate of 29,25 RUR/$ as of March
20, 2010.
***
Mechel OAO
Ekaterina Videman
Tel.: (495) 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 22, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO